June 29, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 Filed April 24, 2018 Amendment No. 2 to Registration Statement on Form S-1 Filed June 15, 2018 File No. 333-224454

Dear Ms. Westbrook:

The following responses are being provided on behalf of Premier Biomedical, Inc. (the “Company’) in response to your comment letter dated June 21, 2018, regarding the above-listed Registration Statement on Form S-1. We have summarized the Staff’s comment in bold and italics followed by our response. Defined terms not otherwise defined herein have the meanings given to those terms in the Registration Statement.

Amendment No. 2 to the Registration Statement on Form S-1

General

1. Given that the selling shareholders continue to resell shares under your prior registration statement on Form S-1 (333-220268), we believe that your current registration statement is part of the same transaction as that registered on your prior registration statement. The number of combined shares from your current registration statement and your prior registration statement appears to represent a substantial percentage of the Company's outstanding shares held by non-affiliates. Given the size and nature of the offering, including certain characteristics of the convertible notes, it continues to appear that the offering is an indirect primary. Because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), you are not able to register this offering as currently structured.

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

Response: In response to your comment, we have revised the registration statement to reduce the number of shares to be registered from 250,000,000 to 523,000. Amendment No. 3 to the Form S-1 has been filed concurrent with the filing of this letter. The combined number of shares now being registered, combined with the shares registered on the Company’s prior registration statement, is less than one-third of the Company’s public float. In light of this change to the structure of the offering to reduce its size, and the other factors set forth in our letter dated June 15, 2018, we believe that this offering is eligible to be conducted on a delayed or continuous basis under Rule 415(a)(1)(x).

In addition, you will see that we have revised the registration statement throughout to reflect the effects of a reverse split that went into effect on June 26, 2018. All share amounts have been adjusted accordingly, including the number of shares being registered.

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Thank you for your time and attention to this matter. Should you have any questions, please contact me, at (801) 433-2453.

Very truly yours, /s/ Brian A. Lebrecht Brian A. Lebrecht Clyde Snow & Sessions, PC